SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2005

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





              RYANAIR'S NEW POLISH ROUTES PUT A SMILE ON YOUR FACE

Ryanair, Europe's No. 1 Low-Fares airline today (Friday, 19th August 2005) reported that Polish Dental Agencies are taking huge numbers of advance bookings following the announcement of its 9 UK to Poland routes, which combined will carry 1 million passengers per annum.

Speaking this morning, Peter Sherrard, Ryanair's Head of Communications, said:

        "Our low fares have already put a smile on the face of Poles who can fly for a fraction of the high fares charged by LOT. Now we are seeing thousands of Britons booking Ryanair's low fares and traveling to Poland to avail of inexpensive dental treatment and shopping breaks in Poland's beautiful cities.

        "With our current offer of 50% off our lowest fares on our 9 Polish routes from the UK we expect the smiles to get bigger and bigger".

Ends.                         Friday, 19th August 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 19 August, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director